

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
MAY 2 9 2002
WASH. D.C. 154 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

13 May 2002

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX

13 May 2002

Baltimore Technologies plc

ANNUAL GENERAL MEETING

Baltimore Technologies PLC (London: BLM), ("Baltimore" or "the Company") a global leader in e-security, held its Annual General Meeting (AGM) in London today.

During his opening address at the AGM, Peter Morgan, Chairman of Baltimore Technologies made the following statement:

"2001 was a difficult year for the technology sector worldwide; Baltimore was no exception, but after a major restructuring and downsizing, we enter 2002 with a clear strategy and confident that our goals are achievable.

Revenue for the full year was £39.2m after allowing for divestment of Content Technologies and the majority shareholding in Baltimore Japan, Within that figure the main items were: Software £15.2m, Professional Services £10.1m, and Hardware £2.7m. The revenue decline over the year reflected the difficulties experienced by the Company. The customer support business delivered a strong performance with revenues of £8.0m reflecting the growth of software sales in the previous financial year.

Progress with Restructuring
We have made significant progress in executing the restructuring programme announced on 22 August 2001. Asset disposals totalling £29.7m have been agreed with the sale of Content Technologies, generating £12.0m of cash, £4.7m from the reduction in our stake in Baltimore Technologies Japan, and £2.1 from the conclusion of the sale of our Australian operation to SecureNet. The Baltimore brand will continue to be maintained in both the Australian and Japanese market through exclusive distributorships with the purchasers.

We have also realised a further £1.0m from property sales in the UK, whilst at the same time we have achieved a significant reduction in our ongoing property costs. The 46 offices worldwide have been reduced to 38 and surplus space has been disposed of in Dublin and the UK. The exceptional costs of £14.8m related to this downsizing, are included in the operating expenses for the year ended 31 December 2001. Headcount has fallen from a peak of over 1,400 in Q1 2001 to about 562 at the end of January, taking into account the completion of the Content and Japan transactions and this will fall to below 420 heads once we have completed the Australian transaction

The sales and marketing organisations have been refocused with the responsibilities for both sales and cost control moving to a regional level, a move which is already yielding benefits, and greater emphasis is being placed on pricing to ensure that margins move closer to historic levels.

Whilst the restructuring of the business is not yet complete, we have made good progress against the objectives set out in August, and we believe the reorganisation puts us in a better position to create a sustainable and profitable business.

July last year saw significant changes to the Board with David Guyatt and Bijan Khezri joining the Board and Fran Rooney leaving the Company at the same time.

In October the Board took the view that the remuneration of Executive and non-Executive directors should be reduced and realigned with the performance of the Company. It was also decided that non-Executive directors would receive only one-third of their fees in cash, and that the balance of it be postponed until this meeting when you will be asked to approve resolution number seven so that it can be paid in shares, rather than cash.

I would like to thank my fellow directors for their commitment during a very difficult year. Overall, from the perspective of Corporate Governance, 2001 was a standstill year despite, the Board coming into 2001 intent on consolidating governance procedures and controls subsequent events, and the loss of both executive board members, meant we were not able to make the progress we had anticipated. With Bijan Khezri's appointment as CEO and the appointment of Phil Smith as CFO in March, this process has been given a new impetus.

Current Trading

The Company continues to trade in line with expectations and, as previously stated in our 2001 Annual Report, we believe that with the sales proceeds from our disposals, Baltimore has sufficient working capital to cover its needs until it turns EBITDA positive.

Going forward, we recognise our obligations to our customers, to all our shareholders and to our employees.

THE RESOLUTIONS

All of the resolutions tabled at the Baltimore Technologies PLC 2001 AGM on Monday, 13 May 2002, were passed.

The votes cast were:

	For	Against	Abstain
A	96,941,070	492,951	739,057
B	93,992,662	1,874,741	2,263,906
1	95,572,767	1,168,034	1,319,863
2	96,703,670	1,163,140	176,446
3	96,690,396	1,109,304	237,638
4	95,102,167	2,684,728	231,448
5	95,944,439	1,008,084	835,268
6	96,010,745	903,177	840,673
7	95,681,365	1,331,910	840,842
8	86,658,455	6,948,305	4,094,509

Contacts:

Financial Dynamics 020 7831 3113
Edward Bridges / Alastair Hetherington

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: S. J. Enoch

Name: Simon Enoch
Title: Secretary and General Legal Counsel

DATE: 2002

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